BY EDGAR

February 11, 2019

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

Re:	HSBC Holdings plc Form 20-F for Fiscal Year Ended December 31, 2017 (the ‘2017 Form 20-F’) Filed February 20, 2018 File No. 1-14930

Dear Ms. Blye:

Thank you for your letter dated 18 December 2018. For ease of reference, we have repeated below the comments in your letter, followed by our responses.

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’ and ‘our’ refer to HSBC Holdings together with its subsidiaries.

1.	“In your letter to us dated September 15, 2015, you described your activities related to Sudan and Syria. As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about Sudan and Syria in the Form 20-F. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since your September 2015 letter, including contacts with the governments of those countries, whether through subsidiaries or other direct or indirect arrangements.”

While HSBC conducts banking and other financial services activities through a significant number of operating subsidiaries incorporated in a variety of legal jurisdictions, HSBC does not have any subsidiaries operating in or incorporated in either Sudan or Syria.

For context, HSBC has significantly strengthened its financial crime compliance capabilities.  As HSBC’s then-Group Chief Executive described in HSBC’s 2017 Form 20-F:

For the past five years, we have been weaving Global Standards into the fabric of HSBC. The investment that we have made in our financial crime risk management

HSBC Holdings plc

Group Legal, Level 42, 8 Canada Square, London E14 5HQ

Tel: 020 7991 8888 Fax: 020-7991 4719

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ.

capabilities has considerably strengthened our ability to protect the integrity of the financial system. We have assembled a highly expert team which is helping to shape the debate about our industry’s role in the fight against financial crime. We have made great strides in building a compliance function fit for the many evolving challenges we face, and built partnerships to combat financial crime with regulatory and law enforcement authorities around the world.

The expiration in December [2017] of the five-year deferred prosecution agreement that we entered into with the US Department of Justice in 2012 (‘AML DPA’) was an important milestone for HSBC. Nevertheless, exiting the AML DPA was a product rather than the focus of the essential work that we have done to transform our compliance capabilities and protect the financial system. This work will continue as we seek to ensure that the changes we have made are effective and sustainable. Combating financial crime is a never-ending exercise and will be a constant focus for the Group’s management.

As described in our 2017 Form 20-F, HSBC places a high priority on meeting all of its obligations, including those related to anti-money laundering and sanctions compliance. HSBC policy requires that all Group companies must adhere to the letter and spirit of the laws and regulations applicable to HSBC’s operations, and we have policies, procedures and training intended to enable our employees to know and understand our criteria for determining the risk rating of clients and business relationships, including when a relationship should be evaluated as higher risk.

HSBC policy prohibits all Group entities from on-boarding or maintaining relationships with entities, including government entities, located1 in certain high-risk jurisdictions. These jurisdictions include Sudan and Syria. The prohibition on relationships with Sudanese entities remains in place despite the revocation on 12 October 2017 of most US sanctions targeting Sudan.

HSBC’s pre-existing activities relating to Sudan and Syria are summarised in the paragraphs below.

HSBC has no physical or licensed presence in either of Sudan or Syria. In light of our compliance policies set out above, the extent to which HSBC’s activities relate to either of these countries is currently minimal.

Sudan

In our September 2015 response letter, we reported customer relationships with 22 non-designated individuals who were believed at that time to be residents of Sudan. Through the implementation of our Global Standards programme, and in particular measures to enhance

1 Location is determined by reference to the jurisdiction where the entity’s primary business operations take place, which is generally where the entity is headquartered or the nation state or territorial administration to which a government entity belongs.

HSBC Holdings plc

Group Legal, Level 42, 8 Canada Square, London E14 5HQ

Tel: 020 7991 8888 Fax: 020-7991 4719

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ.

our customer due diligence processes, we identified, subsequent to the date of our September 2015 response letter, additional customer relationships with individuals who may be residents of Sudan. None of these customers had been designated under US, EU and/or other applicable sanctions regulations.

As at 12 October 2017 when comprehensive sanctions against Sudan and the Government of Sudan were terminated by the US Department of the Treasury’s Office of Foreign Assets Control (‘OFAC’), we had identified 105 customer relationships with individuals who were or may be resident in Sudan. This included two of the 22 customer relationships reported in our September 2015 response letter; the remaining 20 relationships had been exited or subsequently confirmed as not being resident in Sudan. As at 28 January 2019, 37 of the 105 individual customers were no longer customers of HSBC and an additional four had been confirmed as not being residents of Sudan.

Prior to 12 October 2017, we conducted certain permitted transactional activity in relation to Sudan that was permissible under OFAC licenses or regulations, primarily humanitarian-related activity.

Syria

As at 28 January 2019, we have identified 12 customer relationships with Syrian individuals and entities, including one entity owned or controlled by the Government of Syria, designated under US, EU and/or other applicable sanctions regulations. This includes ten of the 16 customer relationships reported in our September 2015 response letter and two customer relationships, whose accounts had been blocked or frozen in 2011, which were subsequently identified through the implementation of our Global Standards programme. Of the remainder of the relationships identified in our September 2015 response letter, five are no longer customers and one is no longer sanctioned by OFAC. The accounts related to all 12 current customer relationships remain blocked or frozen as required under local regulations or under our Global Sanctions Policy.

As at 28 January 2019, we had identified 116 customer relationships with non-designated individuals who are or may be resident in Syria, including 62 of the 102 customer relationships reported in our September 2015 response letter and 54 customer relationships that were subsequently identified through the implementation of our Global Standards programme. Of the remainder of the relationships identified in our September 2015 response letter, 40 were either exited or subsequently confirmed as not being resident in Syria. The accounts related to the current 116 customer relationships are frozen, and to the extent that the account holder is contactable, the customers have been notified for exit where permissible under local regulations.

HSBC has conducted certain permitted activity in relation to Syria that is permissible under OFAC licenses and regulations, primarily humanitarian-related activity.

HSBC Holdings plc

Group Legal, Level 42, 8 Canada Square, London E14 5HQ

Tel: 020 7991 8888 Fax: 020-7991 4719

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ.

2.	“Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.”

We have set out in the Appendix to this response letter the financial details relating to revenues, assets, liabilities and contingent liabilities and contractual commitments in respect of HSBC’s business activities related to Sudan and Syria for the nine months ended 30 September 2015, 2016, 2017 and 2018 (the ‘Financial Information’). These amounts, both individually and in aggregate, are not considered material in terms of the overall financial position or performance of HSBC. Further, as the Financial Information shows, there have been:

•	decreases in total revenue attributable to Sudan and Syria in the nine months ended 30 September 2016, 2017 and 2018 compared to the nine months ended 30 September 2015;

•	consecutive decreases in total assets attributable to Sudan and Syria as at each of the period-end dates set forth in the Financial Information compared to 30 September 2015;

•	decreases in total liabilities attributable to Sudan and Syria as at each of the period-end dates set forth in the Financial Information compared to 30 September 2015; and

•	decreases in total contingent liabilities and contractual commitments attributable to Sudan and Syria as at each of the period-end dates set forth in the Financial Information compared to 30 September 2015.

Notwithstanding the immaterial nature of the activities related to Sudan and Syria in the context of HSBC’s business, we have disclosed the following on page 93 of our 2017 Form 20-F:

We continue to monitor activities relating to those countries which are subject to economic sanctions programmes administered by the United States (‘US’), the United Nations (‘UN’), the United Kingdom (‘UK’) and the European Union (‘EU’). Additionally, our sanctions screening also incorporates local lists as required in the jurisdictions in which we operate.

HSBC policy requires all Group companies to comply to the extent applicable with US sanctions laws. This means that US subsidiaries and US nationals must comply with US sanctions and that HSBC subsidiaries outside the US which are not US persons must not participate in transactions within US jurisdictions (including most US dollar transactions) that would contravene US sanctions.

HSBC Holdings plc

Group Legal, Level 42, 8 Canada Square, London E14 5HQ

Tel: 020 7991 8888 Fax: 020-7991 4719

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ.

During 2017 the US issued new legislation expanding sanctions on Russia, Venezuela, and North Korea, and issued an executive order modifying sanctions with respect to Sudan. HSBC’s Global Sanctions Policy has been updated to ensure compliance with the various requirements resulting from changes in US sanctions laws.

We do not consider that our business activities with counterparties with whom transactions are restricted or prohibited under US sanctions are material to our business, and such activities represented a very small part of the Group’s total assets at 31 December 2017 and total revenues for the year ended 31 December 2017.

3.	“Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.”

Given the policies described above and the immaterial extent of HSBC’s activity linked to Sudan and Syria, even if some of the public bodies administering divestment or similar initiatives determine that their policies prohibit investment in securities issued by the Group, such a decision would not, in our view, be likely to have a material effect on trading in HSBC Holdings shares.

Yours sincerely,

/s/ Stuart Levey

Name: Stuart Levey

Title:   Chief Legal Officer

cc:	Mr. Pradip Bhaumik, Securities and Exchange Commission
Ms. Pamela Long, Securities and Exchange Commission Mr. Gavin Francis, HSBC Holdings plc Ms. Christy Clark, HSBC Holdings plc Mr. David I. Gottlieb, Cleary Gottlieb Steen & Hamilton LLP

HSBC Holdings plc

Group Legal, Level 42, 8 Canada Square, London E14 5HQ

Tel: 020 7991 8888 Fax: 020-7991 4719

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ.

Appendix

Based on residence of counterparty - Consistent with the reporting basis used in the response letter, dated 15 September 2015, to the Staff's comments.
			(A), (B)			(A), (B)			(A), (B)			(A), (B)
			2015			2016			2017			2018
Revenue		Named Countries 9 months (US$m)	HSBC Group 9 months (US$m)	Named Countries as % of HSBC Group	Named Countries 9 months (US$m)	HSBC Group 9 months (US$m)	Named Countries as % of HSBC Group	Named Countries 9 months (US$m)	HSBC Group 9 months (US$m)	Named Countries as % of HSBC Group	Named Countries 9 months (US$m)	HSBC Group 9 months (US$m)	Named Countries as % of HSBC Group
Sudan		0.3			-			-			-
Syria		1.2			-			0.5			0.4
Total		1.5	56,154	0.003%	-	48,489	0.000%	0.5	48,502	0.001%	0.4	49,644	0.001%

Assets
Sudan		18.7			-			-			-
Syria		90.2			28.9			0.3			0.2
Total		108.9	2,548,523	0.004%	28.9	2,557,261	0.001%	0.3	2,526,214	0.000%	0.2	2,603,035	0.000%

Liabilities
Sudan		17.9			0.4			0.4			0.1
Syria		154.8			47.9			59.0			26.0
Total		172.7	2,347,094	0.007%	48.3	2,361,949	0.002%	59.4	2,327,470	0.003%	26.1	2,409,803	0.001%

Contingent liabilities & contractual commitments
Sudan		0.4			-			-			0.2
Syria		1.6			-			-			-
Total		2.0	732,986	0.000%	-	745,375	0.000%	-	776,382	0.000%	0.2	868,412	0.000%

	(A)	Revenue amounts have been translated to US dollar (HSBC’s presentation currency) equivalents at the average rates of exchange for the relevant reporting period; and balance-sheet amounts have been translated at the rates of exchange at the relevant period-end date.
	(B)	Following a continuing pattern of immaterial balances, data was collected as at 30 September for the years 2015 to 2018 (assets, liabilities and commitments as at, and revenue for the nine months ended, 30 September) to facilitate qualitative financial reporting disclosure and was not updated as at 31 December 2015, 2016, 2017 and 2018, respectively.

HSBC Holdings plc

Group Legal, Level 42, 8 Canada Square, London E14 5HQ

Tel: 020 7991 8888 Fax: 020-7991 4719

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ.